UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No.3)*

                    Under the Securities Exchange Act of 1934

                           Blue Earth Refineries Inc.
                                (Name of Issuer)

                        Ordinary Shares Without Par Value
                         (Title of Class of Securities)

                                    G11999102
                                 (CUSIP Number)

                                Peter R. Kellogg
                                 48 Wall Street
                                   30th floor
                               New York, NY 10005
                                 (212) 389-5841
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 14, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11999102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Peter R. Kellogg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,340,846
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        522,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,340,846
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     522,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,863,546
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G11999102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,290,846
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,290,846
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,290,846
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G11999102


ITEM 1. SECURITY AND ISSUER:

            This statement on Schedule 13D relates to ordinary shares without par value (the "Shares") of Blue Earth Refineries Inc., a British Virgin Islands corporation ("Blue Earth"). The principal executive offices of the Issuer are located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China.

            This Amendment No. 3 amends Schedule 13D, as most recently amended on September 20, 2005. Items 3 and 5 of the Schedule 13D are amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            4,290,846 Shares of Blue Earth are held by IAT and its wholly-owned subsidiaries, 522,700 Shares are held by a foundation which is jointly administered by Mr. Kellogg and his wife, and 50,000 Shares are held by a partnership controlled by Mr. Kellogg. The source of funds for the purchases of the Shares was the working capital of IAT and its wholly-owned subsidiaries.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a) and (b) This statement relates to 4,290,846 Shares of Blue Earth held by IAT and its wholly-owned subsidiaries, 522,700 Shares are held by a foundation which is jointly administered by Mr. Kellogg and his wife, and 50,000 Shares are held by a partnership controlled by Mr. Kellogg. According to Blue Earth's publicly available filings, Blue Earth has 15,555,269 Shares outstanding. Based on this number of outstanding shares, the 4,863,546 Shares reported on this Schedule 13D/A represent 31.3% of Blue Earth's outstanding Shares as of the date of the event which triggered the filing of this Schedule 13D. Mr. Kellogg has sole dispositive and voting power with respect to the Shares of Blue Earth owned by IAT and its subsidiaries. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such Shares. Mr. Kellogg disclaims beneficial ownership of the Shares owned by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

CUSIP No. G11999102


            (c) Below is a list of all transactions in Shares of Blue Earth during the 60 days prior to the date of the event which required the filing of this Schedule 13D. All of the transactions in the Shares set forth below were made by IAT. All purchases were open market transactions on the Pink Sheets OTC.

            ---------------------------------------------------------------
            Date of Transaction      Number of Shares       Price Per Share
            ---------------------------------------------------------------
               June 23, 2006                2,400                 $1.26
            ---------------------------------------------------------------
               June 26, 2006               15,321                 $1.23
            ---------------------------------------------------------------
               June 27, 2006                1,130                 $1.26
            ---------------------------------------------------------------
               June 30, 2006               17,500                 $1.26
            ---------------------------------------------------------------
                July 7, 2006                2,500                 $1.26
            ---------------------------------------------------------------
               July 10, 2006               10,000                 $1.21
            ---------------------------------------------------------------
               July 11, 2006                2,550                 $1.24
            ---------------------------------------------------------------
               July 12, 2006                2,000                 $1.24
            ---------------------------------------------------------------
               July 18, 2006                5,000                 $1.26
            ---------------------------------------------------------------
               July 19, 2006               10,000                 $1.26
            ---------------------------------------------------------------
               July 24, 2006               65,010               $1.2038
            ---------------------------------------------------------------
               July 31, 2006               25,716               $1.1614
            ---------------------------------------------------------------
               August 2, 2006               8,000                 $1.16
            ---------------------------------------------------------------
               August 3, 2006              15,000                 $1.21
            ---------------------------------------------------------------
              August 14, 2006               5,900                 $1.15
            ---------------------------------------------------------------

            (d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

            (e) Not Applicable

CUSIP No. G11999102


                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2006
       New York, New York         /s/ Marguerite R. Gorman, attorney in fact
                                  ----------------------------------------------
                                  Peter R. Kellogg


                                  IAT REINSURANCE COMPANY LTD.

Dated: August 24, 2006
       New York, New York         By: /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Name: Peter R. Kellogg
                                      Title: President & CEO